FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                For July 31, 2001


                                    Regus plc

                 (Translation of registrant's name into English)

                              3000 Hillswood Drive
                               Chertsey, KT16 0RS
                                     England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                     Form 20-F  X            Form 40-F
                               ---                     ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                        Yes                      No  X
                            ---                     ---

                                    Regus plc

                                INDEX TO EXHIBITS

ITEM

1.       Press release of Regus plc dated July 9, 2001
2.       Press release of Regus plc dated July 9, 2001
3.       Press release of Regus plc dated July 12, 2001
4.       Press release of Regus plc dated July 31, 2001
5.       Press release of Regus plc dated July 31, 2001

                                    SIGNATURE





      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                               Regus plc




Date: July 31, 2001            By:      /s/ Stephen Stamp
                                        -----------------
                               Name:    Stephen Stamp
                               Title:   Group Finance Director

ITEM 1

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)   Name of company

     Regus plc

2)   Name of shareholder having a major interest

     The Capital Group Companies, Inc
     (please refer to Point 14, Additional Information, below)

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     Non-beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


     Midland Bank plc                        920,000

     State Street Nominees Limited            91,600
     Bank of New York Nominees             1,206,000
     Chase Nominees Limited                5,790,200
     Midland Bank plc                        146,100
     Bankers Trust                         7,515,600
     Barclays Bank                           104,000
     Nortrust Nominees                     2,156,549
     Deutsche Bank AG                        612,400
     Bank One London                         150,000

     State Street Nominees Limited         5,967,800

5)   Number of shares/amount of stock acquired

     Not disclosed

6)   Percentage of issued class

     Not disclosed

7)   Number of shares/amount of stock disposed

     N/A

8)   Percentage of issued class

     N/A

9)   Class of security

     Ordinary Shares of 5 pence

10)  Date of transaction

     Not known

11)  Date company informed

     6 July 2001

12)  Total holding following this notification

     24,660,249


13)  Total percentage holding of issued class following this notification

     4.24%

14)  Any additional information

                                                No. of Shares    Percentage

Total holdings by Capital Group Companies, Inc. 24,660,249           4.24%

Management Companies and Funds:

Capital Guardian Trust Company                     920,000           0.16%
Capital International Limited                   17,772,449           3.05%
Capital Research Management Company              5,967,800           1.03%


15)  Name of contact and telephone number for queries

     Ellie Conner
     Assistant Company Secretary
     Telephone: 01932 895040

16) Name and signature of authorised company official responsible for making this notification

     Ellie Conner

     Date of notification 9 July 2001

- ENDS -

ITEM 2



                    NOTIFICATION OF MAJOR INTERESTS IN SHARES




LETTER TO COMPANY ANNOUNCEMENTS OFFICE


Substantial Shareholdings           Regus plc

We have been notified in accordance with the Companies Act of the following:

On 4 July 2001, Morgan Stanley Securities Limited ("MSSL") acquired an interest in the shares of Regus plc that resulted in a holding of 17,998,717 shares, being 3.09% of the issued share capital of Regus plc. 3,792,472 of these shares have been transferred to a third party on the basis that a return of an equivalent number of these shares can be required.

The ultimate parent company of MSSL, Morgan Stanley Dean Witter & Co., is interested in a further 55,000 shares by attribution, making a total interest of 18,053,717 shares, being 3.10% of the issued share capital.


Notes:

The total issued share capital of Regus plc is 582,065,080 Ordinary Shares of 5 pence each.


Name of contact and telephone number for queries

Ellie Conner
Assistant Company Secretary
Telephone: 01932 895040

Date of notification 9 July 2001



- ENDS -

ITEM 3

                                   Schedule 10

                                    Regus plc



Regus plc ("the Company")

The Board of Directors of Regus plc received notification on 11 July 2001, pursuant to sections 198-202 of the Companies Act 1985, that Morgan Stanley Securities Limited, together with its subsidiary and affiliated companies has ceased to have a notifiable interest in Ordinary Shares of 5p in the Company.


Enquiries

Ellie Conner
Assistant Company Secretary
Telephone: 01932 895 040



- ENDS -

ITEM 4



31st July 2001


                            Regus plc (the `Company')

                              Director Shareholding

The Company has been informed that today, 31st July 2001, Mark Dixon has purchased 600,406 ordinary shares in the Company at a price of 36.5 pence per share. Mark Dixon is now interested in 355,929,692 ordinary shares representing 61.15% of the Company.



- ENDS -

ITEM 5

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)  Name of company

Regus plc

2)  Name of director

John Matthews

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Relates to the above named director and spouse

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

John Matthews

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

The notification relates to Mr Matthews and his wife

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Notification in respect of the acquisition of additional shares

7)  Number of shares/amount of stock acquired

224,340 shares

8)  Percentage of issued class

0.0385%

9)  Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

Ordinary Shares of 5 pence

12) Price per share

155,090 shares at 38.5p
69,250 shares at 40p

13) Date of transaction

31 July 2001

14) Date company informed

31 July 2001

15) Total holding following this notification

234,340

16) Total percentage holding of issued class following this notification

0.04%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

Ellie Conner
Assistant Company Secretary
Tel: 01932 895 040

25) Name and signature of authorised company official responsible for making this notification

Ellie Conner

Date of Notification  31 July 2001

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K contains certain forward-looking statements, including, but not limited to: the possibility of a future transaction. Actual operational and financial results may differ materially from the Company's expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include: the impact of heightened competition, changes in the Company's strategic alliances, a decline in the US or world economy, acceptance of and demand for serviced offices, changes in the structure of the property industry, changes in work practices, changes in exchange rates, changes in the political, regulatory or fiscal regime in Regus's area of activity and general economic conditions in the countries in which Regus operates. For a discussion of these and other factors which may have a material impact upon Regus's financial condition, results of operation and liquidity, see "Risk Factors" and "Management's Discuss and Analysis of Financial Condition and Results of Operations - Overview" of the Company's Registration Statement on Form F-1.